UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BlueLinx Holdings Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

09624H109
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
299 Park Avenue, 22nd Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10171	New York, NY 10020
(212) 891-2100	(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	09624H109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,100,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 55.4%*

14.	Type of Reporting Person (See Instructions): IA, IN

* Based upon the information set forth in the Quarterly Report on Form 10-Q of BlueLinx Holdings Inc., a Delaware corporation (the "Company"), as filed with the Securities and Exchange Commission on May 7, 2010, there were 32,676,562 shares of common stock, par value $0.01 per share (the "Shares"), of the Company issued and outstanding as of May 7, 2010.  As of the filing date of this Schedule 13D Amendment No. 1, Cerberus ABP Investor LLC, a Delaware limited liability company ("Cerberus ABP"), holds 18,100,000 Shares.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Cerberus ABP.  Thus, as of the filing date of this Schedule 13D Amendment No. 1, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 18,100,000 Shares, or 55.4% of the Shares deemed issued and outstanding.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Stephen Feinberg on December 22, 2004.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D, unless otherwise defined herein.

Item 2.   Identity and Background.

      Item 2 is hereby amended by deleting the fourth sentence of the first paragraph thereof and replacing it with the following:

      Each of CCM and Cerberus ABP is engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, investment companies, subscriptions, warrants, bonds, notes, debentures, options, swaps, derivatives and other securities, instruments and assets of various kind and nature.

Item 4.   Purpose of Transaction.

      Item 4 is hereby amended by deleting it in its entirety and replacing it with the following:

      On July 21, 2010, Cerberus ABP sent a letter, dated July 21, 2010 (the "Letter"), to the board of directors of the Company indicating that it intends to commence a tender offer for all outstanding Shares not owned by Cerberus ABP at a purchase price of $3.40 per Share (in cash).  The Letter indicates that the proposed tender offer will be conditioned upon, among other things, the tender of a majority of the Shares not owned by Cerberus ABP or by the directors or officers of the Company, and, unless waived, Cerberus ABP owning at least 90% of the outstanding Shares as a result of the tender offer or otherwise.  Any Shares that are not tendered are expected to be acquired by Cerberus ABP in a subsequent merger transaction at the same cash price per Share as in the proposed tender offer.  The Letter indicates that Cerberus ABP expects to commence the tender offer within approximately seven days of July 21, 2010.

      The descriptions of the Letter set forth herein are qualified in their entirety by reference to the complete Letter, which is incorporated by reference herein as Exhibit 3 hereto.

Item 5.             Interest in Securities of the Issuer.

      Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

      Based  upon the  information set forth in the Quarterly Report on Form 10-Q of the Company, as filed with the SEC on May 7, 2010, there were 32,676,562 Shares issued and outstanding as of May 7, 2010.  As of the filing date of this Amendment No. 1, Cerberus ABP owns 18,100,000 Shares.  Stephen  Feinberg,  through  one  or  more  intermediate  entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Cerberus ABP.  Thus, as of the filing date of this Amendment No. 1, for the purposes of Reg. Section  240.13d-3,  Mr. Feinberg is deemed to beneficially own 18,100,000 Shares, or 55.4% of the Shares deemed issued and outstanding.

       During the 60 days prior to July 21, 2010, and from July 21, 2010 through the filing date of this Amendment No. 1, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 is hereby amended by adding the following paragraph immediately after the second paragraph thereof:

          The descriptions of the Letter set forth in Item 4 hereof are hereby incorporated by reference in their entirety.

Item 7.      Material to be Filed as Exhibits.

       Item 7 is hereby amended by adding the following exhibit:

          3.     Letter, dated July 21, 2010, from Cerberus ABP Investors LLC to the Board of Directors of BlueLinx Holdings Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 2010

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 3

Cerberus ABP Investor LLC
c/o Cerberus Capital Management, L.P.
299 Park Ave, 22nd Floor
New York, NY 10171

July 21, 2010

By Email

Board of Directors
BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, Georgia 30339
Attention:  Howard Cohen
                   George R. Judd

Gentlemen:

Cerberus ABP Investor LLC ("CAI") is pleased to advise you that it intends to commence a tender offer for all of the outstanding shares of common stock of BlueLinx Holdings Inc. ("BlueLinx" or the "Company") not owned by CAI, at a purchase price of $3.40 per share in cash.  This represents a premium of approximately 35.5% over the closing price on July 21, 2010, and a 16.8% premium over the volume-weighted average closing price for the last 30 trading days.  In our view, this price represents a fair price to BlueLinx's stockholders.

The tender offer will be conditioned upon, among other things, the tender of a majority of shares not owned by CAI or by the directors or officers of the Company and, unless waived, CAI owning at least 90% of the outstanding BlueLinx common stock as a result of the tender or otherwise. Any shares not acquired in the tender offer are expected to be acquired in a subsequent merger transaction at the same cash price per share. The tender offer is not subject to any financing or due diligence condition.

We believe that our offer to acquire the shares of BlueLinx not owned by CAI represents a unique opportunity for BlueLinx's stockholders to realize the value of their shares at a significant premium to BlueLinx's current and recent stock price.  As the longtime majority stockholder of BlueLinx, we wish to acknowledge your dedicated efforts as board members of the Company and to express our appreciation for the significant contribution that the board members of BlueLinx have made to the Company in the challenging business and economic environment of the past few years.

In considering our tender offer, you should be aware that in our capacity as a stockholder we are interested only in acquiring the BlueLinx shares not already owned by us and that in our capacity as a stockholder we have no current interest in selling our stake in BlueLinx nor would we currently expect, in our capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving BlueLinx other than the transaction outlined here.

     CAI has not had any substantive discussions or negotiations with members of the Company’s management regarding their ability to “roll” their BlueLinx shares or stock options, or regarding any changes to existing employment agreements, equity incentive plans or benefit arrangements, in connection with the tender offer.  However, at the appropriate time, we may explore, and discuss with management, any or all such topics.

  CAI does not expect the tender offer and merger to result in a change of control under the Company's existing revolving credit facility or mortgage debt financing.

  We intend to commence our tender offer within approximately seven days. CAI believes it would be appropriate for the Company's board of directors to form a special committee consisting of independent directors not affiliated with CAI to consider CAI's tender offer and to make a recommendation to the Company's stockholders with respect thereto. In addition, CAI encourages the special committee to retain its own legal and financial advisors to assist in its review of our tender offer and the development of its recommendation.

  We will file a Schedule 13D amendment, and as such, we feel compelled to issue a press release, a copy of which is attached for your information.  We expect to make the release public prior to the opening of the New York Stock Exchange on July 22, 2010.

Very truly yours,

CERBERUS ABP INVESTOR LLC

By:	/s/ Steven F. Mayer
Name: Steven F.Mayer
Title: Managing Director